Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

March 28, 2018

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”)
Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-201530 and 811-23024

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment and the Pacer Military Times Best for Vets Equity ETF, a series of the Trust (the “Fund”).  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.
The Staff believes that the Fund’s name is misleading for purposes of Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”) because the name may imply that military veterans receive some form of special treatment. See Civil and Military Investors Mutual Fund, Inc. v. SEC, 288 F.2d 156 (D.C. Cir. 1961). Please revise the Fund’s name. The use of “Veterans” and “Military” raises novel issues. Please delay the effectiveness of the Amendment until such issues are resolved. See Armed Forces Fund, Inc., SEC No-Action Letter (Jan. 22, 1970) (use of “Armed Forces” would violate Section 35 of the 1940 Act). Please revise the Fund’s 80% policy to reflect the Fund’s new name.

Response:	The Fund’s name has been changed to the “Pacer Military Times Best Employers ETF” per a conversation with the Staff on March 19, 2018.

Comment 2.	Please provide a completed fee table for the Fund for the Staff’s review prior to effectiveness.

Response:	The Fund’s completed fee table is identical and will appear as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.60%

* Estimated for the current fiscal year.

Comment 3.	Please provide a copy of the Index methodology for the Staff’s review. Please also confirm whether the index provider is affiliated with the Adviser.

Response:	The Trust confirms that the index provider is not affiliated with the Adviser or the Distributor. A copy of the Index methodology was sent to the Staff by email on March 28, 2018.

Comment 4.	With respect to the description of the Index in the prospectus, please more fully describe the methodology for selecting military friendly companies.

Response:
The following disclosure has been added under “Principal Investment Strategies of the Fund”: “Responses to each such category of questions are weighted to create a composite score, and companies with composite scores in the top 60% of all participating companies are included on The Best for Vets List.”

Comment 5.
Please consider whether there are any conflicts associated with the methodology for selecting companies for the Best for Vets list and disclose such conflicts as applicable. For example, does Sightline sell the information it collects from the questionnaires back to companies participating in the selection process? Are companies named to the Best for Vets list required to pay Sightline for the right to disclose such designation on their website or in promotional materials? Do companies nominate themselves for inclusion in the list, and if so, disclose that companies are chosen from a smaller self-selected pool of companies.

Response:
The Trust has considered the potential conflicts of interest associated with the methodology for selecting companies for the Best for Vets list, including those raised by the Staff. The Trust notes that Sightline does not sell the information it collects from the questionnaires back to companies participating in the selection process, does not require companies named to the Best for Vets list to pay to use such designation, and does not factor advertising revenue from a company in determining whether to include such company on the Best for Vets list. The Trust notes that the pool from which companies may be selected is limited to those companies that choose to complete the Best for Vets Survey and that the following disclosure is currently contained under the heading “Non-Financial Index Risk”:

Completion of the Best for Vets Survey is voluntary, and consequently, companies may be excluded from the Index because they did not complete the survey, rather than because of the results of the survey. As a result, the performance of the Index, and consequently the Fund, will not reflect the performance of companies whose recruiting of U.S. armed forces veterans and service members, company culture, policies, and reservist accommodations would meet the criteria for inclusion in the Best for Vets List, but did not complete Best for Vets Survey.

Because the Trust is unaware of any additional conflicts of interest associated with the compilation of the Best for Vets List, the Trust respectfully declines to add additional disclosure as suggested by the Staff.

Comment 6.
With regard to the risk disclosure for “International Operations Risk”, the disclosure states that the Fund may invest in foreign countries. If so, please disclose such investments in the principal strategy disclosure and disclose whether the Fund may invest in emerging markets countries (and add any applicable risk disclosure).

Response:
The following disclosure has been added under “Principal Investment Strategies of the Fund”: “Although all of the companies in the Index have their stock listed on a U.S. exchange, such companies may have significant (or a majority of their) business operations outside of the United States.” The Trust does not expect that the Index will include companies predominantly operating in emerging markets, and consequently, disclosure regarding emerging markets companies has not been added.

Comment 7.	Please separate the risk disclosures for each market capitalization range.

Response:	The requested change has been made.

Comment 8.	With regard to the risk disclosure for “Non-Financial Index Risk”, please revise the name of such risk to something like “Methodology Risk” or “Strategy Risk”.

Response:	The “Non-Financial Index Risk” disclosure has been renamed “Index Criteria Risk”.

Comment 9.
The section entitled “Additional Information About the Index” may render the Index misleading because a company’s policies or practices may change significantly following the completion of their survey even though they continue to be included on the Best for Vets list.

Response:
The Trust respectfully disagrees with the Staff’s contention that the inclusion of a company in the Index that is no longer included on the Best for Vets List because the company did not complete the most recent Best for Vets Survey may be misleading. The Trust notes that the exception described in the above-referenced section applies only to companies that were previously included on the Best for Vets List for three consecutive years (as described in the summary section of the Prospectus). The Trust believes it is unlikely that a company whose practices were sufficiently favorable to veterans to be included on the Best for Vets List for three consecutive years would have changed its practices in a short period of time in ways so unfavorable to veterans to render the company’s inclusion in the Index misleading. To ensure investors understand the role of this provision in the Index construction, the above-referenced disclosure has been moved to the summary section.

Comment 10.	If the Fund is a party to an index licensing or sub-licensing agreement, please file a copy of such agreement as an exhibit to the registration statement.

Response:
The Trust notes that the Index is provided for use by the Fund by the Adviser, which has licensed the index from the index provider. Because the Fund is not a party to any licensing or sub-licensing agreement with the Adviser, the Trust does not have an applicable agreement to file as an exhibit to its registration statement.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust